Prudential Sector Funds, Inc.
655 Broad Street
Newark, New Jersey 07102

July 6, 2017

via EDGAR

Ms. Kathryn Hinke

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Materials Filed on Schedule 14A under the Securities Act of 1934 with respect to the Prudential Financial Services Fund (the “Fund”), a series of Prudential Sector Funds, Inc.

Dear Ms. Hinke:

On behalf of the above-referenced Fund, we are hereby filing as Correspondence the Q&A mentioned in the preliminary proxy statement filed on Schedule 14A on June 28, 2017.

If you have any questions, please contact me at (973) 367-8982.

Sincerely yours,

/s/ Diana Huffman

Diana Huffman

Vice President and Corporate Counsel